Mail Stop 4561

      August 15, 2006

Erika Rottenberg, Esquire
Senior Vice President, General Counsel
     and Secretary
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043

Re:	SumTotal Systems, Inc.
	Amended Registration Statement on Form S-3
	Filed on July 21, 2006
      File No. 333-134645
      Form 10-K for the year ended December 31, 2005
      Filed March 28, 2006
      File No. 0-50640

Dear Ms. Rottenberg,

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 9A.  Controls and Procedures, page 100
1. We refer you to prior comment 3 and your supplemental response. Please revise your disclosure to clarify whether you are referring to the same three material weaknesses described under SumTotal`s internal control over financial reporting. As we note below, you may make this revision in an amended 10-Q for the period ended June
30,
2006.
2. We note your responses to prior comments 4 through 6. More specifically, we note that it is your belief that because the material weaknesses had no material impact on SumTotal`s financial statements and there have been no restatements as a result of the weaknesses, an amendment to the Form 10-K for the fiscal year 2005 and the quarter ended March 31, 2006 is not necessary for the protection of investors. Although SumTotal has not restated its financial statements, we continue to believe that a materially complete discussion of the ineffective nature of the disclosure controls and procedures and the internal control over financial reporting is necessary to inform investors of the material weaknesses that were discovered.  Without disclosing information regarding the
background of your determination that your disclosure controls and procedures and internal control over financial reporting are not effective, investors will be unable to place your current and future disclosure in its proper context. Further, a materially complete description of the material weaknesses, including a discussion of its discovery and subsequent remediary measures, is necessary to evaluate
the risks that result from SumTotal`s determination.  This appears to
be consistent with the disclosure in your most recent quarterly report that your deficiencies have "resulted in more than a remote likelihood that a material misstatement of [y]our annual or interim financial statements would not be prevented or protected." Accordingly, please revise your 10-K for the year ended December 31,
2005 to disclose these responses.  Alternatively, you may revise your
Form 10-Q for the period ended June 30, 2006 to disclose this information.
3. We refer you to the immediately preceding comment.  In addition to
disclosing your supplemental responses, your amended disclosure should also be revised to identify the party or parties responsible for creating and implementing the referenced initiatives. Also, please explain the procedures that have been put in place regarding supporting documentation, review and supervision with your
accounting
and finance departments.
4. We note your response to prior comment 7.  Please revise your risk
factor subheading to clearly disclose that SumTotal has determined that its disclosure controls and procedures and internal control over financial reporting are not effective and the resulting risk to investors. As we note in comment 2 above, this revision may be applied to your Form 10-Q June 30, 2006. We remind you that a similar revision should be made to your Form S-3.
5. We note your response to prior comment 9.  We continue to believe
that your disclosure should be revised to disclose your changes in internal control over financial reporting, including the initiatives that SumTotal has undertaken to improve its internal control structure during fiscal 2005. If you continue to disagree, please advise why you believe that the disclosure of these initiatives are no longer material because they were implemented during the fourth quarter of 2005. In this regard, it appears that the disclosure of these initiatives is in fact material due to the fact that these initiatives are currently in place and have been during the current
fiscal year.    As we note in comment 2 above, rather than
amending
your Form 10-K for the year ended December 31, 2005, you may revise your Form 10-Q for the period ended June 30, 2006 to disclose these changes. Upon revising your disclosure, the level of detail concerning the changes to your internal control over financial reporting should be consistent with our comment 6, below.
Form 10-Q for the period ended June 30, 2006

Part I - Financial Information, page 4

Item 4.  Controls and Procedures, page 38
6. We refer you to subsection (b), Management`s Report on Internal Control Over Financial Reporting, on page 39. For each bullet point located under subsections 1-3, please revise to include a brief
and
concise descriptive summary. For example, revise to disclose the control deficiency noted in the review of period-end accruals and reconciliations in the procurement cycle. Similarly, you should provide brief descriptions of each of the inadequate controls over revenue and inadequate controls over integration of business acquired should be disclosed. What review procedures relating to shipping documentation for the accuracy of revenue cut-off were inadequate? Which of the acquisition-related adjusting journal entries were not reviewed by the appropriate level of management?
*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We remind you that notwithstanding our comments, in the
event
SumTotal requests acceleration of the effective date of the
pending
registration statement, the company should furnish a letter, at the
time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202)
551-
3462 with any other questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Katherine A. Martin, Esquire
	Wilson Sonsini Goodrich & Rosati
	Professional Corporation
	650 Page Mill Road
	Palo Alto, California 94304

Erika Rottenberg, Esquire
SumTotal Systems, Inc.
August 15, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE